

Mail Stop 7010

June 27, 2008

Federated Investors, Inc.
Attention: Thomas Donahue, Chief Financial Officer
Federated Investors Tower
Pittsburgh, Pennsylvania 15222-3779

Re: Federated Investors, Inc.
Annual Report on Form 10-K
Filed February 28, 2008
Definitive Information Statement on Schedule 14C
Filed March 18, 2008
File No. 001-14818

Dear Mr. Donahue:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business, page 3

1.   In future filings, please note and explain the differences between the total managed assets data and the averaged managed assets data that you provide. In doing so, please focus on the significance of these differences to your investors.

Item 9A. Controls and Procedures, page 15

2.   In future filings, if you chose to recite the definition of "disclosure controls and procedures" in your response to the disclosure required by Item 307(a) of Regulation S-

> K, please include the entire definition of "disclosure controls and procedures" found in Rule 13a-15(e), including the second sentence of Rule 13a-15(e). In the alternative, if true, you may simply conclude that your disclosure controls and procedures are effective.

Information Statement

Board of Directors and Election of Directors, page 4

3.   In future filings, please identify each director who is independent under applicable independence standards. In addition, to the extent such independence standards contain independence requirements for committees of the board of directors, please identify each director who is a member of the compensation committee who is not independent under such committee independence standards. Please see Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 9

Bonuses, page 10

4.   In future filings, in addition to disclosing the performance goal for your annual incentive plan, please disclose your actual performance with respect to meeting the performance goal (e.g., for 2007, the dollar amount of your actual operating profits).

5.   In future filings, please explain the relationship between the performance goal that the compensation committee establishes for the annual incentive plan and the other factors that the committee takes into consideration when deciding whether to make annual incentive plan awards, including whether to exercise discretion to increase or decrease compensation materially. For example, you may wish to address whether the achievement of the performance goal is a condition to the payment of any annual incentive plan awards but is not, by itself, sufficient for annual incentive plan awards to be earned.

Equity Compensation, page 10

6.   We note from the summary compensation table on page 13 that the value of Mr. Fisher's equity compensation for 2007 is significantly larger than the value of the equity compensation received by the other named executive officers. In future filings, please address the reasons for this or any similar compensation disparities, as such disparities suggest the existence and application of policies or decisions that are materially different from the policies or decisions for your other executive officers. In this regard, please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

7.   In future filings, please address why the compensation committee makes bonus restricted awards at 85% of the stock's fair market value.

Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King at (202) 551-3338, or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief